May 9, 2014

VIA E-MAIL and EDGAR

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Trust for Advised Portfolios Sound Point Floating Rate Income Fund File No. 333-195219

Dear Ms. Lithotomos:

On April 11, 2014, Trust for Advised Portfolios (the “Registrant”) filed a combined proxy statement and prospectus on Form N-14 (“Proxy Statement”) (accession number 0000894189-14-001785) with the U.S. Securities and Exchange Commission (the “SEC”) regarding the reorganization of the Sound Point Floating Rate Income Fund (the “Fund”), a closed-end registered investment company, into a shell series of Trust for Advised Portfolios (“New Fund”) (the “Reorganization”).  The SEC Staff (“Staff”) provided comments on the Proxy Statement via telephone on May 1, 2014.1

In connection with the response to the Staff’s comments the Registrant, on behalf of the Fund, hereby states the following:

(1)
The Registrant acknowledges that in connection with the comments made by the Staff on the Proxy Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the Proxy Statement;

(2)
The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

(3)	The Registrant represents that it will not assert the Staff’s review process as a defense in any action by the SEC or any securities-related litigation against the Trust.

For your convenience, the comments made by the Staff have been reproduced in bold typeface immediately followed by the Registrant’s respective responses.

1)           COMMENT: Reference is made to the unaudited Semi-Annual Report for the period ended February 28, 2014.  Please confirm that this Report will be filed on EDGAR before the Form N-14 becomes effective.

1           Defined terms used herein have the same meanings as in the Proxy Statement unless otherwise noted.

U.S. Securities and Exchange Commission
May 9, 2014

RESPONSE:  The Registrant confirms that the unaudited Semi-Annual Report for the period ended February 28, 2014 will be filed on EDGAR prior to the effectiveness of the Form N-14.

2)           COMMENT: Will the Target Fund need to sell any illiquid securities to get below the 15% threshold required for open-end funds?  If so, what will the tax implications be?

RESPONSE:  The Registrant will not need to sell any illiquid securities, as no securities are currently deemed illiquid by the investment adviser.

3)           COMMENT: Please confirm that the Registrant will obtain the consents of the independent registered public accounting firms prior to the effectiveness of the Form N-14.

RESPONSE: The Registrant confirms that it will obtain, and file on EDGAR as exhibits to the amended Form N-14, the consents of the independent registered public accounting firms.

4)           COMMENT: In the paragraph on page 2 regarding “Liquidity at net asset value”, please remove the last phrase, “thereby eliminating the discount at which the Target Fund’s common shares historically have traded”.

RESPONSE:  The Registrant replies by removing the phrase.

5)         COMMENT: In the paragraph on page 2 regarding “Lower operating expenses”, please correct the gross expense ratio of the Acquiring Fund.

RESPONSE: The Registrant has revised the gross expense ratio of the Acquiring Fund to reflect 1.21%.

6)           COMMENT: Please confirm that the Registrant will undertake to file a final tax opinion.

RESPONSE:  The Registrant undertakes to file a final tax opinion after the filing of the amended Form N-14.

7)           COMMENT: In the “Comparison of Target Fund and Acquiring Fund” table on page 6, the Annual Fund Operating Expenses ratio is stated as 0.90%.

RESPONSE:  The Registrant revises the table to reflect the gross expense ratio of 1.21% for the Acquiring Fund.

8)           COMMENT: In the “Leverage Risk” paragraph on page 10, please add reference to the increased limitation on the use of leverage associated with open-end funds.

RESPONSE:  The Registrant revises the last sentence of the paragraph as follows:

“The Target Fund has the ability to issue preferred shares to produce leverage.  On the other hand, the Acquiring Fund is limited in its ability to use leverage as it cannot issue preferred shares or other types of senior securities, except that it may borrow from a bank subject to maintaining 300% asset coverage on all of its borrowings as required by the 1940 Act.”

U.S. Securities and Exchange Commission
May 9, 2014

9)           COMMENT: In the “Regulatory Risk” paragraph on page 11, please add reference to the regulatory differences between open-end and closed-end funds.

RESPONSE:  The Registrant revises the paragraph to include the following:

“The Acquiring Fund is subject to the regulatory requirements of both the 1933 Act and the 1940 Act, while the Target Fund is only subject to the requirements of the 1940 Act.  One difference is that the Target Fund is not required to file an annual notice of securities sold pursuant to Rule 24f-2, and thus does not pay registration fees to the SEC, but it must file notice of its intent to make a repurchase offer on Form N23c-3.  Another difference is that the Acquiring Fund, as an open-end fund, must issue redeemable securities while the Target Fund, as a closed-end fund operating as an interval fund, does not issue redeemable securities but must undertake to repurchase a portion of its outstanding securities on a periodic basis.  In addition, the capital structures of closed-end and open-funds may differ.  Closed-end funds are permitted to issue senior securities, such as preferred shares, while open-end funds cannot.”

10)           COMMENT: Please add an introductory paragraph before the Fee Comparison tables on page 13 and reference the period covered.

RESPONSE:  The Registrant adds the following introductory paragraph:

“If the Reorganization is approved and completed, holders of Target Fund shares will receive Acquiring Fund Institutional Class shares.  The following tables, with information as of February 28, 2014, are provided to help you understand and compare the fees and expenses of investing in shares of the Target Fund with the fees and expenses of the Institutional Class shares of the Acquiring Fund.  The Pro Forma Acquiring Fund fees and expenses show what the fees and expenses are expected to be assuming the Reorganization had taken place.  Future fees and expenses may be greater or less than those indicated below.”

11)           COMMENT: Please confirm that the Registrant will file an opinion as to the validity of shares with the amended Form N-14.

RESPONSE:  The Registrant confirms that it will file an opinion as to the validity of shares with both the amended Form N-14 and the post-effective amendment to the registration statement of Trust for Advised Portfolios for the Acquiring Fund.

12)           COMMENT: In the “Comparison of Closed-End and Open-End Funds” on page 14, please emphasize the differences between an open-end fund and a closed-end fund that operates specifically as an interval fund.

RESPONSE:  The Registrant has made the requested revisions.

13)           COMMENT: Please confirm that after the reorganization the Acquiring Fund will not recoup Target Fund waived management fees or paid Target Fund expenses.

U.S. Securities and Exchange Commission
May 9, 2014

RESPONSE:  The Registrant cannot so confirm, as the Acquiring Fund does intend to allow the Adviser to recoup the management fees waived and Target Fund expenses paid prior to the reorganization.  However, recoupment will be permitted only to the extent the Acquiring Fund’s gross operating expense ratio is less than the Acquiring Fund’s expense cap.  A legal basis for this recoupment can be found in the Agreement and Plan of Reorganization, which was approved by the Boards of each Trust.  In addition, the Registrant refers the Staff to the proxy statements filed on behalf of the following registrants, as precedents:

Forum Funds, on behalf of the Semper Short Duration Fund – DEF 14A filed on February 5, 2014

Professionally Managed Portfolios, on behalf of the Becker Value Equity Fund – N-14 filed on July 9, 2012

14)           COMMENT: Please state whether any securities need to be sold from the Target Fund portfolio prior to the reorganization and, if so, if this will result in significant brokerage commissions.  If there will be significant brokerage commissions as a result, please disclose this in the amended Form N-14.

RESPONSE:  The Registrant states that securities will not need to be sold from the Target Fund prior to the reorganization, so no significant brokerage commissions are anticipated.

15)           COMMENT: Please correct the dates preceding and in the Capitalization Table on page 22 to reflect April 30, 2014.

RESPONSE:  The Registrant has corrected the dates to reflect April 30, 2014.

16)           COMMENT: With respect to the Financial Highlights section on page 22, what is the capital loss carryforward?  What percentage of the Target Fund is expected to be sold?

RESPONSE:  The Registrant states that, as of the end of the semi-annual period ended February 28, 2014, there are no capital loss carryforwards.  Also, as answered previously, it is not expected that any of the Target Fund’s portfolio will need to be sold prior to the reorganization.

17)           COMMENT: If there will be a disposition of Target Fund securities, please disclose this in the Q&A of the amended Form N-14.

RESPONSE:  Please see previous responses.

18)           COMMENT: Please state whether the Adviser is paying for all brokerage costs associated with the reorganization in both the 2nd bullet point on page 23 as well as the Q&A.

RESPONSE:  Because it is not expected that a disposition of the Target Fund’s securities will be necessary, no additional brokerage costs are expected to be incurred.  Therefore, no additional disclosure is being added to the Q&A.

U.S. Securities and Exchange Commission
May 9, 2014

19)           COMMENT: To the extent that there are capital loss carryforwards, please discuss the possible limitations on them after the reorganization.

RESPONSE:  Please see the response to Comment 16.

20)           COMMENT: Please fix the reference to the expense ratio on page 25.

RESPONSE:  The Registrant has corrected the gross expense ratio in the section regarding the “Board’s Evaluation and Recommendation”.

*           *           *           *           *

If you should have any questions regarding the enclosed information, please contact me directly at (414) 765-6609.

Kind regards, /s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk
U.S. Bancorp Fund Services, LLC

cc:	Christopher Menconi Bingham McCutchen LLP